JONES DAY

REGULATED BY THE LAW SOCIETY
21 TUDOR STREET • LONDON EC4Y 0DJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7039.5959 • FACSIMILE: 020.7039.5999

07024619

Your Ref	
Ref/CAM	DW/JP009028/
E-mail	dkwinterfeldt@jonesday.com
Direct	020 7039 5209
Date	19 June 2007

SEC MAIL PROCESSING
RECEIVED
JUN 19 2007
WASH, D.C. 161 SECTION

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C., 20549
U.S.A.

SUPPL

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

Daniel Winterfeldt

PROCESSED
JUN 26 2007
THOMSON
FINANCIAL

dlw 6/20

082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Result of EGM
Released	12:01 24-May-07
Number	1760X

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

AgCert International plc

Result of EGM

AgCert International plc ("AgCert" or the "Company") announced on 27 April 2007 that it proposed to raise approximately £20.5 million (approximately €30.0 million), gross of expenses, by way of a fully underwritten placing of new Ordinary Shares and, at the same time, the Company announced that it proposed to capitalise approximately £10.0 million (approximately €14.6 million) of debt owed to three major shareholders into new Ordinary Shares. The placing and the capitalisation of debt were conditional on, amongst other things, the approval of the shareholders to disapply pre-emption rights.

The Board of AgCert announces that, at the Extraordinary General Meeting held earlier today, all Resolutions which were set out in the Notice of Extraordinary General Meeting included in the prospectus of the company dated 30 April 2007, were duly passed including the disapplication of pre-emption rights in relation to the placing and capitalisation of debt.

The placing and capitalisation of debt has resulted in a total of 76,125,409 new Ordinary Shares being issued, representing approximately 31 per cent of the enlarged issued share capital of the Company. The shares pursuant to the placing and capitalisation of debt will be allotted today, 24 May 2007. It is expected that settlement will occur, admission to trading on the London Stock Exchange's main market will become effective and dealings in the new Ordinary Shares will commence tomorrow, 25 May 2007.

24 May 2007

Enquiries:

AgCert International plc **+3531 245 7400**
Paul D'Alton, Finance Director

College Hill **020 7457 2020**
Anthony Parker

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Holding(s) in Company
Released	07:00 12-Jun-07
Number	1621Y

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

AGCERT INTERNATIONAL PLC

2. Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE NOTIFICATION IS REGARDING THE HOLDING OF FIDELITY INTERNATIONAL LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

FIDELITY INTERNATIONAL LIMITED

5. Number of shares / amount of stock acquired

17,192,800

6. Percentage of issued class

7%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES EURO 0.0001

10. Date of transaction

25 MAY 2007

11. Date company informed

6 JUNE 2007

12. Total holding following this notification

32,126,471

13. Total percentage holding of issued class following this notification

13.11%

14. Any additional information

THIS NOTIFICATION DETAILS THE DISCLOSABLE INTERESTS OF MORE THAN ONE ENTITIY HOWEVER THIS IS NOT INTENDED TO INDICATE THAT ANY OF THE ENTITIES ACT AS A GROUP OR IN CONCERT WITH RESPECT TO THESE INTERESTS.

15. Name of contact and telephone number for queries

PJ BROWNE
00 353 1 245 7400

16. Name and signature of authorised company official responsible for making this notification

PAUL D'ALTON

Date of notification

11 June 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

082-35025

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Result of AGM
Released	17:26 13-Jun-07
Number	3235Y

AgCert International plc

AGM Results

At the annual general meeting of AgCert International plc held on 12th June 2007, all resolutions put to shareholders were duly passed.

13 June 2007

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

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